Exhibit 99.1

Dada Announces Unaudited First Quarter 2021 Financial Results

SHANGHAI, China, June 07, 2021 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

●	Total net revenues were RMB1,672.8 million, an increase of 52.1% year-over-year.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended March 31, 2021 was RMB28.1 billion, an increase of 78.9% year-over-year from RMB15.7 billion in the same period of 2020.

●	Number of active consumers for the twelve months ended March 31, 2021 was 46.1 million, as compared with 27.6 million in the same period of 2020.

“We are pleased to kick off 2021 with another strong quarter," commented Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada. "We are excited to further deepen our strategic cooperation with JD under the omni-channel strategy. Leveraging JD's devoted strategic support, we will better fulfill demands for local on-demand retail and its delivery on JD, covering various scenarios and categories, and expand our omni-channel cooperation with JD. Together with JD, we will continue to provide consumers with superior experience, empower retail and brand partners and achieve a win-win cooperation for all.”

“We delivered another solid quarter and expect the strong growth momentum will continue,” said Beck Chen, Chief Financial Officer of Dada. “We expect the pro forma growth of total revenue of the Q2 will be 72% to 78%, adjusting the revenue recognition of last-mile delivery services to net basis in Q2 of 2020 and 2021. We are excited with JDDJ’s strong growth momentum, and are confident that year-over-year growth rate of JDDJ’s revenue will be over 80% in Q2 and will further accelerate in the second half of 2021.”

First Quarter 2021 Financial Results

Total net revenues were RMB1,672.8 million, an increase of 52.1% from RMB1,099.6 million in the same quarter of 2020.

	For the three months ended March 31,
	2020	2021
	RMB	RMB
Net Revenue
Dada Now
Services	581,950	883,063
Sales of goods	9,970	11,428
Subtotal	591,920	894,491
JDDJ
Services note (1)	507,696	778,272
Total	1,099,616	1,672,763

Note:

(1) Includes net revenues from fulfillment services provided to retailers on JDDJ of RMB224,981 and RMB325,880, and commission fee revenues from retailers on JDDJ of RMB180,825 and RMB229,979 for the three months ended March 31, 2020 and 2021, respectively.

Net revenues generated from Dada Now increased by 51.1% from RMB591.9 million in the first quarter of 2020 to RMB894.5 million, mainly driven by the increases in order volume of services to logistics companies and intra-city delivery service to chain merchants.

Net revenues generated from JDDJ increased by 53.3% from RMB507.7 million in the first quarter of 2020 to RMB778.3 million, mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted an increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,425.3 million, compared with RMB1,423.7 million in the same quarter of 2020.

●	Operations and support costs were RMB1,395.0 million, compared with RMB965.7 million in the same quarter of 2020. The rise was primarily due to an increase in rider cost as a result of increasing order volume for our services to logistics companies and intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB790.7 million, compared with RMB260.5 million in the same quarter of 2020. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JDDJ platform, and (iii) an increase in personnel cost in connection with the Company’s growing business and increased share-based compensation expenses.

●	General and administrative expenses were RMB102.7 million, compared with RMB99.5 million in the same quarter of 2020. The increase was primarily due to increases in professional service fees that the Company incurred as a listed company.

●	Research and development expenses were RMB124.2 million, compared with RMB86.9 million in the same quarter of 2020. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities. The increased share-based compensation expenses also contributed to the increase in personnel cost.

Loss from operations was RMB741.4 million, compared with RMB292.7 million in the same quarter of 2020.

Non-GAAP loss from operations1 was RMB648.1 million, compared with RMB205.5 million in the same quarter of 2020.

Net loss was RMB710.3 million, compared with RMB279.3 million in the same period of 2020.

Non-GAAP net loss2 was RMB618.1 million, compared with RMB193.5 million in the same period of 2020.

Net loss attributable to ordinary shareholders of Dada was RMB710.3 million, compared with RMB495.4 million in the same quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB618.1 million, compared with RMB409.6 million in the same quarter of 2020.

Basic and diluted net loss per share for the first quarter of 2021 was RMB0.75, compared with RMB1.34 in the same quarter of 2020.

Non-GAAP basic and diluted net loss per share4 for the first quarter of 2021 was RMB0.65, compared with RMB1.11 in the same quarter of 2020.

As of March 31, 2021, the Company had RMB5,485.8 million in cash, cash equivalents, restricted cash and short-term investments, a decrease from RMB6,291.1 million as of December 31, 2020.

Environment, social responsibility and corporate governance

●	During this Chinese New Year, citizens were encouraged to stay in their working cities during the holiday period to prevent the COVID-19 outbreaks. We launched “Open for Chinese New Year” initiative to encourage merchants to operate as usual to ensure supplies of daily necessities during holiday period. Leveraging our flexible crowd-sourcing rider network, we were preemptively prepared to effectively serve consumers’ demands, and our Dada Now platform continued to provide one-hour delivery as usual throughout the holiday, even on the day of Chinese New Year's Eve.
●	We are committed to creating flexible part-time job opportunities for riders while constantly improving their welfare. We have adopted a series of measures under the rider care program. For example, we worked with a leading pharmacy chain to launch a rider care initiative during the summer. In addition to caring for riders themselves, we are also actively engaged in providing support to riders’ family.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

●	We also launched a number of initiatives related to social care in the first quarter. For example, we established a dedicated project team to develop and launch a customized JDDJ App version for elderly users, which helps them to conveniently fulfill their daily needs for shopping online. In addition, we encouraged our employees to participate in volunteer events to help elderly consumers learn how to use apps and digital tools.

Business Outlook

For the second quarter of 2021, Dada expects total revenue to be between RMB1,400 million and RMB1,450 million. To improve our working capital efficiency, starting in April, the cost of riders for our last-mile delivery business has been directly paid through third-party companies instead of through us. We will no longer recognize rider-related revenue and rider-related costs in our income statement for the last-mile delivery business. Adjusting the revenue recognition of last-mile delivery services to net basis in Q2 of 2020 and 2021, total revenue of the second quarter of 2021 will realize 72% to 78% pro forma year-over-year growth. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 p.m. Eastern Time on Monday, June 7, 2021 (9:00 a.m. Beijing time on Tuesday, June 8, 2021).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/7361838

CONFERENCE ID: 7361838

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 a.m. Eastern Time, June 15, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	7361838#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	5,461,264	4,648,102
Restricted cash	59,791	42,705
Short-term investments	770,000	795,000
Accounts receivable	403,584	372,509
Inventories, net	5,410	7,732
Amount due from related parties	646,341	464,774
Prepayments and other current assets	175,592	175,482
Total current assets	7,521,982	6,506,304

Non-current assets
Property and equipment, net	39,640	40,280
Goodwill	957,605	957,605
Intangible assets, net	507,964	466,348
Operating lease right-of-use assets	107,120	95,837
Non-current time deposits	400,000	400,000
Other non-current assets	12,715	22,585
Total non-current assets	2,025,044	1,982,655

TOTAL ASSETS	9,547,026	8,488,959

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	600,000	500,000
Accounts payable	13,846	6,192
Notes payable	170,000	170,000
Payable to riders and drivers	717,496	666,974
Amount due to related parties	52,918	46,729
Accrued expenses and other current liabilities	814,991	597,493
Operating lease liabilities	41,737	40,409
Total current liabilities	2,410,988	2,027,797

Non-current liabilities
Deferred tax liabilities	38,558	37,305
Non-current operating lease liabilities	69,525	61,615
Total non-current liabilities	108,083	98,920

TOTAL LIABILITIES	2,519,071	2,126,717

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 941,450,185 and 947,174,153 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	639	643
Additional paid-in capital	16,442,721	16,502,448
Accumulated deficit	(9,345,102)	(10,055,372)
Accumulated other comprehensive loss	(70,303)	(85,477)
TOTAL SHAREHOLDERS’ EQUITY	7,027,955	6,362,242

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,547,026	8,488,959

DADA NEXUS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2020	2021
	RMB	RMB

Net Revenues	1,099,616	1,672,763
Costs and expenses
Operations and support	(965,727)	(1,394,991)
Selling and marketing	(260,535)	(790,718)
General and administrative	(99,529)	(102,737)
Research and development	(86,916)	(124,198)
Other operating expenses	(11,037)	(12,607)
Total costs and expenses	(1,423,744)	(2,425,251)
Other operating income	31,451	11,042
Loss from operations	(292,677)	(741,446)

Other income/(expenses)
Interest income and others	12,478	35,582
Interest expenses	(473)	(5,399)
Foreign exchange loss	—	(260)
Total other income	12,005	29,923
Loss before income tax benefits	(280,672)	(711,523)
Income tax benefits	1,381	1,253
Net loss	(279,291)	(710,270)
Accretion of convertible redeemable preferred shares	(216,107)	—
Net loss attributable to ordinary shareholders of Dada	(495,398)	(710,270)

Net loss per share
Basic	(1.34)	(0.75)
Diluted	(1.34)	(0.75)

Weighted average shares used in calculating net loss per share
Basic	369,290,629	950,251,619
Diluted	369,290,629	950,251,619

Net loss	(279,291)	(710,270)
Other comprehensive income/(loss)
Foreign currency translation adjustments	14,210	(15,174)
Total comprehensive loss	(265,081)	(725,444)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2020	2021
	RMB	RMB

Loss from operations	(292,677)	(741,446)

Add:
Share-based compensation expense	40,446	50,103
Intangible assets amortization	46,766	43,278
Non-GAAP loss from operations	(205,465)	(648,065)

Net loss	(279,291)	(710,270)

Add:
Share-based compensation expense	40,446	50,103
Intangible assets amortization	46,766	43,278
Income tax benefit	(1,381)	(1,253)
Non-GAAP net loss	(193,460)	(618,142)

Accretion of convertible redeemable preferred shares	(216,107)	—

Non-GAAP net loss attributable to ordinary shareholders of Dada	(409,567)	(618,142)

Non-GAAP net loss per share
Basic	(1.11)	(0.65)
Diluted	(1.11)	(0.65)

Weighted average shares used in calculating net loss per share
Basic	369,290,629	950,251,619
Diluted	369,290,629	950,251,619